Exhibit (d)(11)

CONESTOGA CAPITAL ADVISORS, LLC

259 N. Radnor-Chester Road

Radnor Court, Suite 120

Radnor, Pennsylvania 19087

To:

The Conestoga Funds

June 27, 2014

259 N. Radnor Chester Rd.

Radnor Court, Suite 120

Radnor, PA 19087

Effective as of  June 30th, 2014, we hereby undertake to limit the expense  ratio of the Institutional Class of the Conestoga Small Cap Fund (the “Fund”) to 0.90% of the Fund’s average daily net assets and the expense ratio of the Investors Class of the Fund to 1.10% of the Fund’s average daily net assets(the “Operating Expense  Limit”)

We acknowledge and affirm that, to the extent that the aggregate expenses incurred by the Fund in any fiscal year, including but not limited to investment advisory fees payable to us (but excluding taxes, extraordinary expenses, reorganization expenses, brokerage commissions, interest, other expenditures that are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of such Fund’s business), exceed the Operating Expense Limit, such excess amount shall be our liability.

This letter will remain in effect until January 31, 2016.  This letter supersedes any other agreement or understanding among the parties concerning the Fund’s fees during the time period that the letter is effective.  To the extent that the Adviser defers advisory fees or absorbs operating expenses, it may seek payment of such deferred fees or reimbursement of such absorbed expenses within two (2) fiscal years after the fiscal year in which fees were deferred or expenses were absorbed.  A Fund will make no such payment or reimbursement, however, if the Fund’s total annual operating expenses exceed the expense limits disclosed in the Fund’s Prospectus in effect at the time of the proposed payment or reimbursement.

Sincerely,

CONESTOGA CAPITAL ADVISORS, LLC

 By:

 /s/ Robert M. Mitchell

Robert M. Mitchell

Managing Partner